Exhibit (a)(10)

Explanatory Note:

This memo has been prepared to give employees information regarding the treatment of stock options and the Employee Stock Purchase Plan (“ESPP”) in the Company’s merger with Endo Pharmaceuticals.

Purchase Price in the Merger:

The consideration to be paid is comprised of:

1.	$4.50 per share in up-front cash payment, payable promptly after the closing of the Merger (the “Closing”),

2.	A contingent cash payment right to receive cash in the amount of up to $2.00 per share based on certain approvals and sales goals of NEBIDO (see below), and

3.	A contingent cash payment right to receive cash in the amount of $1.00 per share based on approval of octreotide.

For the contingent cash payments to be payable, the approvals must be achieved within certain timeframes, being three (3) years for NEBIDO and four (4) years for octreotide.

The contingent cash payment for NEBIDO could be paid in one of two ways:

1.	$2.00 per share for NEBIDO if an approval without certain labeling restrictions is achieved, or

2.	$1.00 per share for NEBIDO if an approval with certain labeling restrictions is achieved and then another $1.00 if $125 million in annual net sales are achieved (so long as such sales are achieved within five (5) years from the date of the first sale).

There can be no assurance that there will be any additional payments following the $4.50 per share initial payment and nothing in this memo should be construed as any guarantee that either the NEBIDO contingent payment or the octreotide contingent payment will be paid.

1- Employee Stock Purchase Plan:

At the Closing, the Company will calculate the shares that would be purchased by you under the ESPP. This will be calculated as follows. We take the total of your accumulated payroll deductions and divide it by the Offering price. The Offering price is calculated using 85% of the lower of our stock price at the start of the Offering period ($3.45 on 10/1/08) and the Closing date (we anticipate the actual Indevus stock price on the purchase date will be greater than $3.45). As such, we anticipate that the purchase price per share will be $3.45 times 85% = $2.9325. Although no shares will actually be distributed to you, you will be treated as if you had received the shares.

Therefore, for each share you otherwise would have been purchasing under the ESPP, you will receive (i) $4.50 in cash and (ii) the right to receive up to an additional $3.00 in cash.

Example (for illustration purposes only): Assume at the time of the merger you have $1,000 in payroll contributions. This $1,000 would be divided by $2.9325 and give you the right to approximately 341 shares. At the time of the merger, based on your 341 shares, you would be entitled to be paid $1,534.50 (341 shares x $4.50 per share). In addition,

•	if the approval of NEBIDO without certain labeling restrictions is achieved you would be entitled to be paid an additional $682 (341 shares x $2 per share), and

•	if the approval of octreotide is achieved you would be entitled to be paid an additional $341 (341 shares x $1 per share).

Because 341 shares times $2.9325 does not equal exactly $1,000, the remainder would be returned to you in cash (in this example $0.02).

Also, it is important to note that you will retain the right to receive the potential future cash payments ($2.00 and $ 1.00) even if your employment thereafter ends with Endo or Indevus. Whether you are still an employee or not, your name, contact information and number of shares will be maintained by Endo or its Trustee, and you will be notified if one of the future milestones is achieved and you will be paid the relevant amount per share.

2- Employee Stock Options:

In connection with the Merger, all options will be vested (whether or not they were vested prior to the Closing). The options will then be cancelled. Instead, you will be entitled to receive payments based on the value of the options. Because this is somewhat complicated and given that there are many different exercise prices for employee options, an explanation of the next steps is best handled through examples.

Options with Exercise Prices Less than $4.50 per Share: Because Endo is paying $4.50 per share at the time of the Closing, any holder of an option with an exercise price below $4.50 would receive a payment at the time of the Closing. If you have option with an exercise price below $4.50, you will receive a cash payment equal to (i) the number of options you have multiplied by (ii) the difference between $4.50 and the exercise price. In addition, you would also be entitled to receive the future potential cash payments, in full, for each option share if they become due.

Example #1 (for illustration purposes only): Assume at the time of the merger you have 1,000 options with an exercise price of $3.50 per share. That would mean that each of these options would be “in-the-money” by $1.00 ($4.50 minus $3.50). At the closing of the merger you would be entitled to receive $1,000 (1,000 x $1.00). In addition,

•	if the approval of NEBIDO without certain labeling restrictions is achieved you would be entitled to be paid an additional $2,000 (1,000 x $2 per share), and

•	if the approval of octreotide is achieved you would be entitled to be paid an additional $1,000 (1,000 x $1 per share).

Also, it is important to note that you will retain the right to receive the potential future cash payments ($2.00 and $1.00) even if your employment thereafter ends with Endo or Indevus. Whether you are still an employee or not, your name, contact information and number of options you had will be maintained by Endo or its Trustee, and you will be notified if one of the future milestones is achieved and you will be paid the relevant amount per share.

Options with Exercise Prices Greater than or equal to $4.50 per Share:

Because these options have an exercise price greater than or equal to $4.50, you will not be paid on any of the initial $4.50 per share merger consideration. However, if any of the future milestones occur, a new calculation is performed. First, you add the amount of an achieved milestone payment (let’s say $2.00 for NEBIDO approval) to the amount already paid by Endo ($4.50). Then you compare this amount ($6.50 in this example) to the exercise price of your options to determine whether you are now “in-the-money” (i.e., is your exercise price below the total amount paid by Endo up until that point?). If you are not “in-the-money” at that point, you will not receive a payment, but you may in the future as long as your exercise price is not equal to or above $7.50 (the maximum total payment by Endo in the Merger). If you are “in-the-money,” you will receive a payment and you would receive additional payments in the future if another milestone is achieved. The cash you would receive will vary person by person depending on the exercise price of your options. This payment is discussed in the examples below.

Example #2– Exercise Price of $6.00 (for illustration purposes only): Assume at the time of the merger you have 1,000 options with an exercise price of $6.00 per share. You would not receive any cash until after $2.00 per share in contingent cash consideration becomes payable. As soon as the first $2.00 is paid on any of the contingent payments, then you would be entitled to receive $500 [(1,000) x ($6.50 - $6.00)]. In addition, you would receive an additional $1,000 if the final $1.00 per share contingent payment becomes payable. For example, if your initial $500 was paid on the approval of NEBIDO without certain labeling restrictions, you would be entitled to receive $1,000 if the $1.00 per share octreotide approval is achieved.

Example #3– Exercise Price of $7.00 (for illustration purposes only): Assume at the time of the merger you have 1,000 options with an exercise price of $7.00 per share. You would not receive any cash until after the entire $3.00 in contingent cash consideration becomes payable. At such time, you would be entitled to receive $500 [(1,000) x ($7.50 - $7.00)].

You will not be eligible to receive any payments for any options you may hold with exercise prices greater than or equal to $7.50.

Withholding Taxes

The Company is required to deduct withholding taxes related to payments made related to the ESPP and stock options. Please consult your tax advisor for more information.

What do I need to do?

Endo or its Trustee will be maintaining a record of option holders and ESPP participants and that record will be used by Endo to distribute the payments to you when and if they become payable.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Endo Pharmaceuticals Holdings Inc. (“Endo”) has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Indevus Pharmaceuticals, Inc. (“Indevus”) has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Indevus shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Indevus and the transaction can be obtained by all Indevus stockholders, without charge, by directing a request to Indevus Pharmaceuticals, Inc., Attention: General Counsel, 33 Hayden Avenue, Lexington, Massachusetts 02421-7966, by telephone at (781) 861-8444 or on Indevus’ website, www.indevus.com.